

March 20, 2014

<u>**Via Email**</u>
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Infinity Cross Border Acquisition Corporation**
> **Schedule TO-I/A filed March 11, 2014**
> **Schedule TO-I/A filed March 11, 2014**
> **File Nos. 5-86919**

Dear Mr. Neuhauser:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedules TO-I/A

General

1. We remind you of your ongoing obligations to update information provided in connection with the tender offers. In this regard, we note several press releases regarding the completion of Glori Energy Inc.'s acquisition of assets from Petro-Hunt LLC. This information is material to the post-merger company going forward and to investors' decisions regarding the tender offers and should have been filed under cover of Schedule TO. As of this date, no amendment reflecting this material change has been filed. Please refer to Rule 13e-4(d)(2).

2. Please refer to our comment above. We note that several items related to reserve information were included in the press release available on the company's website at http://www.infinity-equity.com/en/shownews.php?classID=8&id=179. We refer to outstanding comments regarding reserve data that were included in the staff letter dated March 12, 2014. Until the information requested in our comments has been provided, it is not apparent why the filing parties would include such information in its press releases. Please advise and/or revise as may be appropriate. In this regard, we remind you that the filing parties are responsible for all material statements made in connection with the tender offers and the transaction being registered on Form S-4.

*   *   *

Please amend your filings in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):J. Englard, Esq.
                    Ellenoff Grossman & Schole LLP